CACI International Inc

1100 North Glebe Road

Arlington, Virginia 22201

March 19, 2008

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	CACI International Inc
Annual Report on Form 10-K for the Year Ended June 30, 2007
Filed August 29, 2007
File No. 001-31400

Dear Ms. Jacobs:

We have received your letter dated February 27, 2008 setting forth comments of the Staff relating to the Annual Report on Form 10-K of CACI International Inc (“CACI” or the “Company”) referenced above. CACI’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter in bold and have provided CACI’s responses immediately following each numbered comment.

Management’s Discussion and Analysis of Financial Condition & Results of Operations, page 27

1.	We note your reference in this section to the “Risk Factors” section of your 10-K for “additional information regarding some of the risks and uncertainties that affect [y]our business and the industry in which [you] operate.” Item 303 of Regulation S-K requires registrants to include in their MD&A disclosure a description of any known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please ensure that your disclosure addresses all known material risks and uncertainties.

Response

While we believe our disclosures were not misleading to investors, we do think this comment is helpful. Beginning with our Form 10-Q for the quarter ending March 31, 2008, we would propose to incorporate substantially the following language in the “Overview” section of our MD&A. We will update MD&A disclosures of this type in our future filings in accordance with changing circumstances, as appropriate.

Ms. Barbara C. Jacobs

United States Securities and Exchange Commission

In the near term, we face some uncertainties due to the current business environment. We have experienced an increasing trend in the number and duration of protests of major contract awards. In addition, many of our federal government contracts require us to have security clearances and employ personnel with specific levels of education, work experience and security clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain and competition for skilled personnel in the information technology services industry is intense. In addition, a shift of expenditures away from programs that we support could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or to decide not to exercise options to renew contracts. Among the factors that could affect our federal government contracting business are the increasing demand and priority of funding for combat operations in Iraq and Afghanistan, an increase in set-asides for small businesses, and budgetary priorities limiting or delaying federal government spending generally.

Off-Balance Sheet Arrangements and Contractual Obligations, page 37

2.	It appears that you have not provided all the information required by Item 303(a)(4) of Regulation S-K. We are unclear why you have not included this disclosure. Please advise.

Response

We believe that the disclosure provided in our Annual Report on Form 10-K for the year ended June 30, 2007 complied with Item 303(a)(4), but we agree that it could have been more complete. Beginning with our Form 10-Q for the quarter ending March 31, 2008, we would propose to revise our Off-Balance Sheet Arrangements disclosures to read substantially as follows, and will update in future filings as appropriate:

We use off-balance sheet arrangements to finance the lease of operating facilities. With the exception of a building acquired in connection with an acquisition completed during the year ended June 30, 2004, we have financed the use of all of our office and warehouse facilities through operating leases. Operating leases are also used to finance the use of computers, servers, phone systems, and to a lesser extent, other fixed assets, such as furnishings, that are obtained in connection with business acquisitions. We generally assume the lease rights and obligations of companies acquired in business combinations and continue financing equipment under operating leases until the end of the lease term following the acquisition date. We generally do not finance capital expenditures with operating leases, but instead finance such purchases with available cash balances. See note 14 to our consolidated financial statements for the year ended June 30, 2007 for additional information regarding our operating lease commitments. The 2004 Credit Facility provides for stand-by letters of credit aggregating up to $25.0 million that reduce the funds available under the Revolving Facility when issued. As of June 30, 2007, we had $0.1 million of outstanding letters of credit. We have no other material off-balance sheet financing arrangements.

Ms. Barbara C. Jacobs

United States Securities and Exchange Commission

Officers, Directors and Executive Officers of the Registrant, page 40

3.	We note that in your 10-K you have not disclosed the identity of your Audit Committee’s Financial Expert, as required by Item 407(d)(5) of Regulation S-K. If you are incorporating by reference to page 31 of your definitive proxy statement, you should not include the disclosure currently found in your 10-K. Please revise your disclosure in your 10-K to include the information required by Item 407(d)(5) of Regulation S-K, or delete your current disclosure in your 10-K and properly incorporate disclosure in this section by reference to your definitive proxy statement. Please also delete your reference to Item 401(h) of Regulation S-K, which does not exist.

Response

In the future, we intend to incorporate the information required by Item 10 of Form 10-K by reference to our definitive proxy statement in which we identify the Company’s Financial Expert. The reference to Item 401(h) was obsolete and will be eliminated.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or need any additional information, please contact Tom Mutryn, CACI’s Executive Vice President and Chief Financial Officer, at 703-841-4488.

Sincerely,

/s/ Paul M. Cofoni
Paul M. Cofoni
President and Chief Executive Officer

Copy to:	Evan S. Jacobson, Securities and Exchange Commission
Jay E. Ingram, Securities and Exchange Commission
Thomas A. Mutryn, CACI Executive Vice President & Chief Financial Officer
Arnold Morse, CACI Senior Vice President and Chief Legal Officer